                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

        UNDER SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                        Premier Mortgage Resources, Inc.
--------------------------------------------------------------------------------
                 (Name of Small Business Issuer in its charter)

          New York                                       88-0343833
--------------------------------------------------------------------------------
(State of other jurisdiction of             (I.R.S. Employer Identification No.)
 incorporation or organization)


280 Windsor Highway  New Windsor, NY                          12553
--------------------------------------------------------------------------------
(Address of principal executive offices)                    (Zip Code)


Issuer's telephone number        (914) 561-7770
                         -------------------------------------------------------

Securities to be registered under Section 12(b) of the Act:

         Title of each class                  Name of each exchange on which
         to be so registered                  each class is to be registered

-------------------------------------      -------------------------------------

-------------------------------------      -------------------------------------



Securities to be registered under Section 12(g) of the Act:



                                  Common Stock
--------------------------------------------------------------------------------
                                (Title of class)


--------------------------------------------------------------------------------
                                (Title of class)

                                TABLE OF CONTENTS

PART I                                                                          PAGE

Item 1     Description of Business                                                4

Item 2     Management's Discussion and Analysis or Plan of Operation             11

Item 3     Description of Property                                               14

Item 4     Security Ownership of Certain Beneficial
           Owners and Management                                                 16

Item 5     Directors, Executive Officers, Promoters and Control Persons          17

Item 6     Executive Compensation                                                19

Item 7     Certain Relationships and Related Transactions                        20

Item 8     Description of Securities                                             20


PART II


Item 1     Market Price of and Dividends on the Registrant's Common Equity
           and Other Shareholder Matters                                         22

Item 2     Legal Proceedings                                                     23

Item 3     Changes in and Disagreements with Accountants
           on Accounting and Financial Disclosure                                23

Item 4     Recent Sales of Unregistered Securities                               24

Item 5     Indemnification of Directors and Officers                             25


FINANCIAL STATEMENTS

See attached Financial Statements

EXHIBIT INDEX

No.   Description of Exhibit
---   ----------------------

3.1   Articles of Incorporation of Mortgage Resources, Inc., dated August 17, 1995

3.2   Articles of Amendment, dated October 16, 1995

3.3   Annual List, changing corporate name to Premier Mortgage Resources, Inc., dated August 20, 1997

3.4   Certificate of Reinstatement, dated August 20, 1997

3.5   Bylaws of Mortgage Resources, Inc.

3.6   Articles of Incorporation of United National, Inc., dated November 21, 1997

3.7   Articles of Organization of United National Mortgage, LLC, dated October 2, 1996

3.8   Certificate Of Amendment to Articles of Organization of United National Mortgage, LLC, dated February 3, 1998

3.9   Operating Agreement of United National Mortgage, LLC,  dated July 1, 1996

3.10  LLC Interest Acquisition Agreement

10.1  Reorganization Agreement, dated July 2, 1998

10.2  Agreement to Sell Stock, dated April 22, 1998

10.3  Indemnification Agreement with Donald Wilen

10.4  Indemnification Agreement with Joseph Cilento

10.5  Indemnification Agreement with William "Rudy" Scott

10.6  Sample Net Branch Agreement

21.1  Subsidiaries of Registrant

23.1  Consent of Auditors

27    Financial Data Schedule

PART I


ITEM 1. DESCRIPTION OF BUSINESS

Office

We currently maintain our principal office at 280 Windsor Highway, New Windsor, New York 12553 where our telephone number is (914) 561-7770 and our facsimile number is (914) 561-7748.

Organization/Historical Background

The Company was originally incorporated in Nevada on August 17, 1995 as "Mortgage Resources, Inc." The Company was inactive following its organization and its charter was revoked on April 26, 1997 by the State of Nevada for failure to file its 1996-1997 Annual List of Officers and Directors. Its charter was reinstated on August 20, 1997; however, during the period that its charter was revoked another corporation had taken the name "Mortgage Resources, Inc." and, therefore, the Company changed its name to "Premier Mortgage Resources, Inc." in order to secure reinstatement.

On April 22, 1998 (formalized on June 9, 1998) the Company entered into an Agreement and Plan of Reorganization with Donald S. Wilen, the sole stockholder of United National, Inc., the manager and holder of a 2% interest in United National Mortgage, LLC, a mortgage banker. On July 2, 1998, under that Plan, which was structured as a tax-free, stock-for-stock exchange pursuant to Section 358(a)(1)(B) of the Internal Revenue Code, the Company acquired all of the issued and outstanding shares of United National, Inc. in exchange for the issuance of 2,666,667 shares of the Company's Common Stock.

United National, Inc. was incorporated in the State of Nevada on November 21, 1997, and is a wholly owned subsidiary of the Company. It performs all of the loan processing and telemarketing services for United National Mortgage, LLC ("UNM"). UNM and it owns a 2% ownership in interest in UNM. United National, Inc. has entered into an agreement with UNM to acquire all of the ownership interest of UNM for nominal consideration immediately upon approval of the New York Banking Department of the change in control.

United National Mortgage, LLC is a New York limited liability company engaged in the mortgage banking business. As such, it is licensed by the New York State Department of Banking which requires that the owner of 9% or more of a mortgage banker be pre-approved by it. Pending approval by the New York State Department of Banking of the change in control, Donald Wilen, continues to own the 98% interest, and United National Inc. owns 2%. Donald Wilen will transfer his interest to United National, Inc. upon regulatory approval of the ownership change, without the payment of any further consideration.

Business- Corporate Structure

We are a holding company providing services and financing to our subsidiary, United National, Inc. United National, Inc. provides marketing and processing services to United National Mortgage, LLC which offers mortgage banking.

Business Operations

     Premier Mortgage Resources, Inc. - Parent

Premier Mortgage Resources, Inc is organized to act as a holding company responsible inter alia for raising funds for United National, Inc. and UNM. As a holding company, Premier Mortgage Resources, Inc. will provide certain staff functions to its subsidiaries, but will not have any business operations. All business operations will be conducted by UNM, which will perform all line functions. The staff functions which the Company will supply to its subsidiaries will include overall management, strategic direction, financing, legal services, accounting and related services including cash management and budgeting, marketing, and public relations/advertising.

     United National, Inc. - First Tier Subsidiary

United National, Inc., now a wholly owned subsidiary of Premier Mortgage Resources, Inc., is responsible for telemarketing and lead generation for UNM. United National, Inc. also processes customer files for UNM.

     United National Mortgage, LLC, Second Tier Subsidiary To-Be-Acquired

Although the legal transfer of ownership is pending approval by the New York State Department of Banking, United National Mortgage, LLC is managed as a wholly owned subsidiary of United National, Inc., and operates as the mortgage banking division of Premier Mortgage Resources, Inc. UNM is actively building a network of offices around the country by seeking existing mortgage brokers or bankers interested in becoming representative offices of UNM, called "Net Branches." Presently, UNM has six (6) Net Branches, and is negotiating with approximately twelve (12) others.

Upon becoming a Net Branch, the broker or banker is provided with: (i) the right to use the name United National Mortgage, LLC, which provides national exposure for the broker or banker (through UNM's advertising and marketing efforts); (ii) the use of the UNM's central computer system and other technology; (iii) staffing and hiring of the staff of each Net Branch by UNM; and (iv) employee benefits.

General Business Plan of UNM

United National Mortgage, LLC is in the residential and wholesale mortgage banking business. Its primary focus has been the retail and wholesale origination and the sale of mortgage loans for one-to-four family properties. UNM is an approved loan correspondent with approximately twenty lenders such as Countrywide Credit, Flagstar Bank, Provident Bank, Interfirst, IndyMac, Alliance Mortgage, and other national prime and subprime mortgage lenders. UNM is able to originate and close loans on behalf of these investors for sale to them on an individual closed loan basis subject to the prior approval of the borrower's overall credit ability by that investor.

UNM has a pending application for approval as a mortgage loan seller/service with the Federal Home Loan Mortgage Corporation ("FHLMC" or "Freddie Mac") and with the Federal National Mortgage Association ("FNMA" or "Fannie Mae"). In addition, UNM intends 6to file an application for certification as an approved mortgagee by the Federal Housing Administration ("FHA") and the Department of Veteran's Affairs ("VA"). We are uncertain that these approvals will be obtained.

UNM's strategy is to expand its retail and wholesale loan origination business. Increased loan origination will expand its revenue base. UNM intends to continue to sell loans after closing to permanent investors and does not foresee holding onto the servicing rights of these mortgages. As a result, the company will be able to realize immediate cash from the sale of these mortgage servicing rights. Further, UNM will not have to consider the possible runoff of the servicing portfolios due to refinancing of the underlying mortgages in a declining interest rate environment.

Management of UNM believes that its business plan of combining expanded loan origination along with the Company's continuing objective of improving operating efficiencies will place it in a strong competitive position in the mortgage industry.

     The Retail Origination Division

Retail loan origination involves the direct solicitation of realtors, builders and other end borrowers for the origination of mortgage loans. UNM derives revenues from the premium that is received from the purchase of the loan. Additionally, UNM derives revenues from fees charged directly to customers. Generally, that premium is shared on a negotiated basis with loan officers who procure the loan and assist in the loan origination process. UNM's principal method of conducting retail originations is through the "Net Branch" concept, as discussed earlier, which entails partnering with established mortgage brokers who join the company as UNM employees and conduct their retail origination activities under the UNM name. In turn, UNM provides access to processing, underwriting and closing support functions as well as success to expanded product offerings in all states where UNM is licenced to transact mortgage business. Net Branch managers agree contractually to absorb the costs of their local branch operating costs such as payroll, use and occupancy and general and administrative costs associated with the operations of their local branch. Revenues from closed loan transactions are then contractually split with the Net Branch operator and the Company using predetermined formulas. UNM believes that its strategy of expanding its retail presence through the "Net Branch" concept will allow it to expand more quickly in designated markets without the commitment to absorb local branch operating costs. This allows UNM greater flexibility to expand or contact retail operations as business volumes rise and fall due to business conditions or the rise or fall in interest rate levels

UNM sells substantially all of the mortgage loans that it produces. It sells these loans to investors (which may include broker/dealers, banks, thrifts, insurance companies, and state and local housing finance agencies), either as individual loans or pursuant to certain bulk purchase commitments.

UNM also nominally engages in the origination and brokerage of loans on commercial real estate assets, including shopping centers office properties and other commercial loans. It typically brokers (e.g. arranges for the loan from third-party lenders) these transactions. Transactions to date have not been material to UNM's results of operations. UNM's loan origination activities are conducted trough its corporate headquarter offices in New Windsor, New York. Current branch operations are located in New York, Massachusetts and Illinois.

     The Wholesale Origination Division

Wholesale loan origination involves the purchase of loans from mortgage brokers. UNM realizes revenue from the sale of such loans to investors for a price greater than the amount paid to the mortgage broker. UNM generally sells the loans to investors at pre-approved purchase prices which serves to reduce the risk of a loss on such sale(s). Wholesale loan origination tends to generate less revenues on a per transaction basis than retail origination, but expansion into the wholesale sector is less costly than retail origination because wholesale origination does not require the establishment of costly office space and the related overhead expense. The operation structure enables UNM to quickly enter new markets.

     Loan Servicing

UNM's current plans do not include the servicing of loans that it originates since it plans to sell the servicing rights on loans it originates in order to generate additional cash flow on a current basis. Loan servicing consists of collecting principal and interest payments from borrowers, remitting aggregate principal and interest payments to investors, making cash advances when required, accounting for principal and interest, collecting funds for payment of mortgage-related expenses, such as taxes and delinquent mortgagors, conducting foreclosures and property dispositions in the event of unremedied defaults and generally administering the mortgage loans.

     Quality Control

In order to ensure that UNM originates high quality mortgage loans, it has retained the services of a quality control company with an industry wide reputation to conduct evaluations of the LLC's loan origination activities on a monthly basis.

     Competition

The mortgage banking industry is highly competitive. UNM competes with other financial providers who have greater technical expertise, financial resources and marketing capabilities than United National, Inc. and UNM. We are uncertain that UNM will be able to overcome competitive disadvantages it will face as a small start up company with limited capital. Our competitors include institutions, such as mortgage banks, state and national banks, savings and loan associations, savings banks, credit unions and insurance companies and mortgage bankers. Some of UNM's competitors have financial resources that are substantially greater than those of UNM, including some competitors which have a significant number of offices in areas where UNM conducts its business. UNM competes principally by offering loans with competitive features, by emphasizing the quality of its services and by pricing its range of products at competitive rates.

Although the mortgage business is competitive, it is also fragmented in that no single lender has a significant market share of total origination volume. Overall mortgage origination volume is shared in varying percentages among commercial banks, savings and loan and mortgage banking companies. Historically, mortgage banks have had an estimated twenty to thirty percent share of total orientation volume. Commercial banks, savings banks, savings and loan associations and mortgage banking companies service the bulk of residential mortgages. Management of UNM does not anticipate any significant changes in the market share described above in the near term.

     Number of Employees

Premier Mortgage Resources, Inc. is a holding company and has no employees. United National, Inc. also has no employees, but it utilizes telemarketing and support personnel from UNM. Presently, UNM has 35 employees working in the departments listed below. Three members of the telemarketing staff are part time, and the remaining employees in all departments are full time employees. These numbers include Net Branch personnel.

Department/Job Function            Number of Employees
-----------------------            -------------------

Executives                                   3
Loan Officers                               20
Support Staff                               12
                                            --

Total                                       35

     Cautionary Factors That May Affect Future Results

This registration statement contains some forward-looking statements. "Forward-looking statements" describe our current expectations or forecasts of future events. These statements do not relate strictly to historical or current facts. In particular, these include statements relating to future actions, prospective products, future performance or results of current and anticipated products, sales, efforts, the outcome of contingencies and financial results. Any or all of the forward-looking statements we make may turn out to be wrong. They can be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties. Many factors, such as product acceptance, competition and marketing capabilities, will be important in determining future results. Consequently, no forward-looking statements can be guaranteed.
Actual future results may vary materially.

We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any future disclosures we make on related subjects in our 10-QSB, 8-KSB, and 10-KSB reports to the SEC.

We provide the following cautionary discussion of risks, uncertainties and possible inaccurate assumptions relevant to our business and our products. These are factors that we think could cause our actual results to differ materially from expected results. Other factors besides those listed here could adversely affect us.

Limited Operating History. Although we were organized in August 1995, we had no business operations until the acquisition of United National, Inc. on July 2, 1998. United National, Inc.'s operating "subsidiary," United National Mortgage, LLC has been in business since October 1996. That limited liability company is the entity which produces the revenues for the Company group and it has not yet been profitable. Accordingly, investors should consider us to be essentially a new, developing company. As a new, developing company, our operations are subject to all of the risks inherent in the establishment of a new business enterprise, including the lack of significant operating history. There can be no assurance that our future operations will be profitable. Revenues and profits, if any, will depend upon various factors, including our ability to finance mortgage loans, secure mortgage loan applications, process mortgages, and generally do business in a sufficient volume to provide sufficient cash margins to cover our operating costs. Our securing of sufficient capital is crucial. Without sufficient capital we cannot meet our projected goals or accomplish our business plans; and such failure could have a material adverse affect on us and the value and price of our publicly traded securities.

Liquidity and Working Capital Risks; Need for Additional Capital to Finance Growth and Capital Requirements. We will seek additional funds and seek to raise additional capital from public or private equity or debt sources to: (i) provide working capital to meet our general and administrative costs until net revenues make the business self-sustaining; (ii) make acquisitions of existing mortgage brokers, mortgage processors, and mortgage bankers; and (iii) exploit and expand such acquisitions. We cannot give assurance that we will be able to raise any such capital on terms acceptable to us or at all. Such financing may be upon terms that are dilutive or potentially dilutive to our stockholders. If alternative sources of financing are required, but are insufficient or unavailable, we will be required to modify our growth and operating plans in accordance with the extent of available funding.

Effect of our future Issuance of Preferred Stock. Our authorized capital consists of 50,000,000 shares of Common Stock and 10,000,000 shares of Preferred Stock. Our Board of Directors, without any action by our shareholders, is authorized to designate and issue shares of Preferred Stock in such series as it deems appropriate and to establish the rights, preferences and privileges of such shares, including dividends, liquidation and voting rights. The rights of holders of shares of Preferred Stock that may be issued in the future may be superior to the rights granted to the holders of the then existing shares of Common Stock. Also, the ability of the Board of Directors to designate and issue such undesignated shares could impede or deter an unsolicited tender offer or takeover proposal regarding us and the issuance of additional shares having preferential rights could adversely affect the voting power and other rights of holders of our Common Stock.

Limitation of Liability and Indemnification of Officers and Directors. Our officers and directors are required to exercise good faith and high integrity in the management of Company affairs. Our Articles of Incorporation provide, however, that the officers and directors shall have no liability to the shareholders for losses sustained or liabilities incurred which arise from any transaction in their respective managerial capacities unless they violated it in good faith, engaged in intentional misconduct or knowingly violated the law, approved an improper dividend or stock repurchase, or derived an improper benefit from the transaction. As a result, a purchaser of the shares may have a more limited right to action than he would have had if such provision were not present. Our Articles and By-Laws also provide for the indemnification by the Company of the officers and directors against any losses or liabilities they may incur as a result of the manner in which they operate the Company's business or conduct the internal affairs, provided that in connection with these activities they act in good faith and in a manner which they reasonably believe to be in, or not opposed to, the best interests of the Company, and their conduct does not constitute gross negligence, misconduct or breach of fiduciary obligations. To further implement the permitted indemnification, we have entered into Indemnity Agreements with our current officers and directors and we will provide similar agreements for future officers and directors.

Dependence on Key Personnel. Our future success will depend largely on the efforts and abilities of our management, including especially Messrs. Wilen, Scott and Cilento. The loss of any of them or the inability to attract additional, experienced management personnel could have a substantial adverse affect on the Company; we have not obtained "key man" insurance policies on any of our management and do not expect to obtain it on any of our future management personnel, as employed. Our ability to implement our strategies depends upon our ability to attract highly talented managerial personnel. There can be no assurance that we will attract and retain such employees in the future. The inability to hire and/or loss of key management or technical personnel could materially and adversely affect our business, results of operations and financial condition.

Government Regulation. Our mortgage banking business is subject to substantial government regulation. We are required to secure and maintain various licenses from each state in which we conduct business. In addition, our business operations will be subject to all government regulations normally incident to conducting business (e.g., occupational safety and health acts, workmen's compensation statutes, unemployment insurance legislation, income tax and social security laws and regulations, environmental laws and regulations, consumer safety laws and regulations, etc.) as well as to governmental laws and regulations applicable to small public companies and their capital formation efforts. Although we will make every effort to comply with applicable laws and regulations, we can provide no assurance of our ability to do so, nor can we predict the effect of those regulations on our proposed business activities.

Anticipated Operating Losses. Assuming that we can obtain the financing to make acquisitions and exploit them, we most likely will continue to suffer operating losses until we can achieve a sufficient volume of mortgage loans to cover our operating costs.

Competition. The mortgage banking market is extremely competitive. UNM competes with other financial providers who have greater technical expertise, financial resources and marketing capabilities than United National, Inc. and UNM. UNM will be able to overcome competitive disadvantages it will face as a small start up company with limited capital.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion and analysis should be read in conjunction with the financial statements of the Company and summary of selected financial data for United National Mortgage, LLC ("UNM") as shown below. This discussion should not be construed to imply that the results discussed herein will necessarily continue into the future, or that any conclusion reached herein will necessarily be indicative of actual operating results in the future. Such discussion represents only the best present assessment of the management of the Company.

Overview

The Company is a holding company which has no business activities itself and provides support (staff) functions to its subsidiaries. Its first tier subsidiary, United National, Inc., is engaged in providing various telemarketing and mortgage processing services on behalf of UNM. As such, it is wholly dependent on UNM and the level of its core business activity for its own revenues. United National, Inc. derives its revenues from performing telemarketing services in which phone calls are placed to prospective borrowers to solicit mortgage business. It absorbs all the cost of the telemarketing operation, including, but not limited to, payroll, payroll benefit costs, rent and general and administrative costs. It then bills UNM for calls made at a contractually agreed upon rate. It also derives revenues by billing UNM at a contractually agreed upon rate for mortgage loan processing. Our expenses include the payroll cost, leased space, and general and administrative costs of mortgage personnel engaged in these activities.

However, these transactions between United National, Inc. and UNM are of an inter-company nature and therefore do not form the basis for a more complete understanding of the nature of the core mortgage banking activities of UNM. The results of UNM are currently not combined into our results. Upon approval of the change in control by the New York State Banking Department, as discussed elsewhere in this document, the remaining 98% of UNM will be transferred to United

National, Inc. At that time, our results of operations will include the results of operations of UNM and thereby give the reader a more complete understanding of UNM's core business.

Analysis of Premier Mortgage Resources, Inc.

The revenues of Premier Mortgage Resources, Inc. were $121,210 for calendar 1998. There was insignificant revenue or activity in 1997. For the nine months ending September 30, 1999, our revenues were $197,040. The increase in 1999 interim over 1998 interim is due in part to higher revenue billings to UNM by us for telemarketing and also processing services. This is due to the higher number of hours accumulated calls received, and also due to increased payroll costs for processing services which can be billed to UNM for reimbursement.

Total expenses for Premier were $254,825 for calendar 1998. There were no significant expenses in calendar 1997. For the nine months ending September 30, 1999, total expenses were $341,265. Selling, general and administrative expenses for interim 1999 increased over interim 1998 due to a higher number of employees on payroll who perform telemarketing and mortgage banking services on behalf of UNM.

Analysis of United National Mortgage, LLC ("UNM")

As discussed elsewhere in this document, our operations and potential for success is largely based upon the outcome of operations for the core mortgage banking business of UNM.

UNM is engaged in the business of mortgage banking and is focused on expanding its origination of residential mortgage loans.

UNM intends to expand its mortgage origination business through its retail branch network, direct telemarketing and wholesale mortgage banking. The Company is in the process of developing an Internet based direct origination capability.

The Company sells the loans it originates as well as the related servicing rights to institutional buyers. There are no plans, at present, to hold onto loans for investment purposes. The Company is dependent on the sale of its loans into the secondary market in order to generate cash to support operating costs.

The main focus of the Company is to attract successful mortgage brokerage operations into the Company in key markets through the "Net Branch" concept. The Corporate Mission of the Company is to build a national network of mortgage brokers all working under the United National Mortgage corporate name which will provide marketing, technology and business systems to Uniteds' broker partners; and further, to rapidly grow into a mortgage institution national in scope by attracting the best available mortgage personnel.

In addition, the Company expects to expand its consumer-direct telemarketing call center. The Company also intends to solicit mortgage loans through a "wholesale" mortgage strategy whereby loans are originated through "third-party" licensed mortgage brokers and submitted to UNM for prior approval and funding. We also intend to acquire mortgage banks which meet our expansion criteria.

Other traditional origination channels which we plan to use include:
-    Open new retail branch offices in selected markets
-    Hire additional loan officers to solicit loans
- Increase consumer awareness of United through direct advertising and marketing.
- Selectively consider and pursue strategic alliances with national-based referral sources such as affinity groups, trade associations, etc.
-    Strategic acquisitions of mortgage companies in the industry

Selected Summary Financial Data Of United National Mortgage, LLC

                                                        YEAR ENDED:                 9 MOS. ENDED:
                                                 ------------------------     --------------------------
                                                  DEC. 31,        DEC 31,       SEPT. 30      SEPT. 30
                                                   1998            1997           1999          1998
                                                  --------        -------       --------      --------
                                                                              (Unaudited)    (Unaudited)

Income Statement Data:
Mortgage Fee Income                             $   628,930     $   68,586     $  652,039     $    535,490

Selling, General and
Administrative Expenses                           1,269,653        335,473      1,245,347        1,027,258

(Loss) Before Income Taxes                         (640,723)      (266,887)      (593,308)        (491,768)
Net Loss                                        $  (640,723)    $ (266,887)    $ (593,308)    $   (491,768)
Unrealized (Loss) on Securities                    (124,338)       - - -          - - -            - - -
Comprehensive Loss                                 (765,061)      (266,887)      (593,308)        (491,768)

Balance Sheet Data:
Cash & Cash Equivalents                         $   161,438     $  516,442     $  123,150     $     57,176
Mortgage Loans Held for Sale, Net                 1,681,132        169,658        647,693        1,917,785
Total Assets                                      2,571,604        731,010      1,456,814        2,909,971
Warehouse Line of Credit Payable                  1,703,926        174,200        509,781        1,776,106
Other Liabilities                                   568,557        169,321        621,247          778,356
Total Stockholder Equity                            299,121         87,489        325,786          355,509

Operating Data:
Total Mortgage Originations
            (in thousands)                      $    24,000     $    4,000     $   33,000     $     17,500

Revenue from the sale of mortgages and brokerage and ancillary income for the calendar year ended December 31, 1998 was $579,944. These revenues are derived from origination fees, discount points, service released premium and ancillary fee income from residential mortgage transactions. Interest income was $48,986 for the same period representing interest income from holding residential mortgage loans from the date of closing to purchase by permanent investors.

Operating expense including warehouse line of credit interest expense was $1,269,653 for the year ending December 31, 1998. Operating expenses primarily include commission expense to sales people, payroll and related payroll taxes as well as general and administrative expenses.

The Company had more fully commenced operations during 1998, therefore, all comparisons to prior years reflect the nominal operations of the Company in 1997.

The Company has not generated any profits since inception and is not expected to generate profits for the current fiscal year ending December 31, 1999. Revenues from mortgage closings do not cover operating expenses due to an insufficient number of mortgage closings to cover operating costs and start up costs. There can be no guarantee that expected revenues for fiscal year 2000 will increase enough to cover operating costs or that the Company will add enough new "Net Branch" volume to reach profitability.

Capital Resources and Liquidity

The Company has been highly dependent on capital raised through stock investors to fund operations. On October 6, 1999, the Company had $106,626 cash on hand which is not expected to be sufficient to cover net operating expenses through the end of 1999. Further, the Company is entirely reliant on warehouse lines of credit to fund mortgage loans. Currently, there are open warehouse lines of credit in the amount of $11,000,000 available. There can be no guarantee that warehouse lenders will continue the lines of credit if losses were to continue or net worth was to fall below required levels.

ITEM 3.   DESCRIPTION OF PROPERTY

Offices

We maintain our principal office at 280 Windsor Highway, New Windsor, New York 12553, where our telephone number is (914) 561-7770 and our facsimile number is
(914) 561-7747.

Our home office is a free standing building situated on approximately .5 acres, owned by UNM. This building was purchased for $370,000 from a non-related party in February of 1998. There is a $300,000 mortgage on this property held by Michael T. Tighe, also a non-related party. We have made substantial improvements to this building in 1998, spending approximately $35,000 for such improvements.

The building, formerly a restaurant, contains 5,000 square feet on the first floor with 3,000 square feet of storage in the basement. The first floor area is divided into one large work area with two smaller offices. The occupancy rate is
25. There are 40 parking spaces. We believe that these premises are adequate for our home office operations for the foreseeable future.

Additionally, UNM owns a building located at 48 Mill Street, Newburgh, New York 12550. This property was purchased for $105,000 from Donald Wilen in 1998. For this property, there is a $90,000 mortgage held by Kingston-Newburgh Enterprise Corporation. This building has three floors, and approximately 1500 square feet. The work area is concentrated on the first floor, containing approximately 600 square feet. There are eight work stations set up for telemarketing. The occupancy rate is 22. There is no parking provided.

Licenses

United National Mortgage, LLC, as a mortgage banker, holds various licenses in twenty-one states, which are as follows:

STATE               LICENSE TYPE           LICENSE #       EXPIRATION
-----               ------------           ---------       ----------
Colorado            Mortgage Banker        098332          None
Connecticut         First Mortgage         0003767         Renewal in Progress
Connecticut         Second Mortgage        0006294         06/30/00
Georgia             Mortgage Lender        12659           12/31/99
Illinois            Mortgage Lender        5157            08/6/00
Iowa                Mortgage Banker        552             06/30/00
Maryland            Mortgage Lender        4454            12/31/99
Mass.               Mortgage Broker        Mb1341          11/30/00
                    Mortgage Lender        Ml0890          11/30/99
                    Small Loans            Sl0574          09/30/99
Michigan            Broker/lender          Fl-1043         None
New Mexico          Broker/lender          None            None
New York            Mortgage Banker        05390           None
No. Carolina        Mortgage Banker        A 1521          None
Oregon              Mortgage Lender        None            07/19/01
Pennsylvania        Mortgage Banker        1406            06/30/02
Rhode Island        Mortgage Banker        Pending
So. Carolina        Mortgage Lender        S-4, 213        None
Tennessee           Mortgage Banker        1466624         12/31/99
Texas               Mortgage Banker        100-10549       None
Utah                Mortgage Banker        None            None
Washington          Mortgage Banker        None            None
Wisconsin           Mortgage Banker        7930            None

ITEM 4.     SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT PRINCIPAL SHAREHOLDERS

The following table sets forth, as of September 28, 1999, information regarding the beneficial ownership of shares of our Common Stock by each person known by us to own five percent or more of the outstanding shares of Common Stock, by each of our Officers, by each of our Directors, and by our Officers and Directors as a group. On September 28, 1999 there were 3,806,128 shares issued and outstanding of record, including the shares which are the subject of the litigation attempting to cancel them.

                                      SHARES OF      PERCENTAGE      PERCENTAGE
NAME & ADDRESS OF                     COMMON         BEFORE          AFTER
BENEFICIAL OWNERS                     STOCK          OFFERING(1)     OFFERING(2)
-----------------                     --------       ------------    ------------
Donald S. Wilen                       377,778        9.9%            7.9%
208 Windsor Highway
New Windsor, NY 12553

Nicko Fillas                          225,000        5.9%            4.7%
c/o Glenn Michael Financial, Inc.
534 Broadhollow Road
Melville, New York 11747

Gulf Atlantic Publishing, Inc.        396,834(3)     10.4%           8.3%
1947 Lee Road
Winter Park, FL 32789

Select Media, Inc.                    166,667(3)      4.4%           3.5%
4772 E. Michigan St., #7
Orlando, FL 32812

Seas Capital Management
       Group, Inc.                    143,000(4)      3.8%           3%
c/o Ephraim Sobol
164 Madison Ave., 3rd Fl.
New York, NY 10016

Ephraim Sobol                          293,000         7.7%           6.1%
164 Madison Ave., 3rd Fl.
New York, NY 10016

All Executive Officers and Directors
a as group (1 person)                  377,778         9.9%           7.9%


---------------------------
(1) Based upon 3,806,128 shares issued and outstanding on September 28, 1999, which total includes the shares subject to the litigation in which the Company seeks to cancel such shares.
(2) Assumes the sale of all 1,000,000 shares being offered
(3) These shares are the subject of the litigation seeking to cancel them. This does not include 916,000 Common Stock Purchase Warrants exercisable to purchase 916,000 shares of our Common Stock at exercise price of 1.00 per share exercisable according to the following schedule:

    Name                         Warrants    Expiration Date
    ----                         --------    ---------------
    Douglas Nagel                200,000         3/18/00
    Selectmedia Ltd. Corp.       200,000         3/20/00
    Super Nova Inc.              300,000         2/9/00
    Visual Company                50,000         6/5/00
    Azucar Ltd.                   66,000         6/3/00
    Robert Hall                   50,000         3/23/00
    James Hall                    50,000         4/15/00

    Total Warrants               916,000


(4) Seas Capital Management Group, Inc. is owned by Ephraim Sobol and the 143,000 shares are also included in the 293,000 shares owned beneficially by him.


ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL

Premier Mortgage Resources, Inc. consists of three separate entities, as outlined below, and three levels of management.

1. Premier Mortgage Resources, Inc.; Donald Wilen, the sole shareholder of United National, Inc., acquired operational control of Premier Mortgage Resources, Inc. in July 1998, by exchanging his shares of United National Inc for controlling shares of Premier Mortgage Resources, Inc.

2. United National, Inc. is now a wholly owned subsidiary of Premier Mortgage Resources, Inc. and functions as a telemarketing and lead generation resource for United National Mortgage, LLC. United National, Inc. also processes customer files and contracts for United National Mortgage, LLC.

3. United National Mortgage, LLC is managed as subsidiary of United National, Inc., and operates as the mortgage banking division of Premier Mortgage Resources, Inc. It is with this entity that we are focusing our business expansion, although the legal transfer of ownership is pending approval by the New York State Department of Banking.

Directors and Executive Officers of Premier Mortgage Resources, Inc.
--------------------------------------------------------------------

Name                         Age         Position
----                         ---         --------
William R. Scott, Jr.        43          Vice President of Marketing
Donald S. Wilen              63          President, Director
Joseph A. Cilento            46          Chief Financial Officer

Directors and Executive Officers of United National, Inc.
---------------------------------------------------------

Name                         Age         Position
----                         ---         --------

William R. Scott, Jr.        43          Vice President of Marketing
Donald S. Wilen              63          President, Director
Joseph A. Cilento            46          Chief Executive Officer


Directors and Executive Officers of United National Mortgage, LLC.
------------------------------------------------------------------

Name                         Age         Position
----                         ---         --------

William R. Scott, Jr.        43          President
Donald S. Wilen              63          Chief Executive Officer, Director
Joseph A. Cilento            46          Chief Operating Officer


WILLIAM R. SCOTT, JR. ("RUDY") is Vice President of Marketing of Premier Mortgage Resources, Inc.; Vice President of Marketing of United National, Inc.; and President of United National Mortgage, LLC. Mr. Scott has served in these capacities since July of 1999. From October of 1996 though July of 1999, Mr. Scott was Vice President of Marketing for United National Resources, Inc., responsible for building strategic business alliances with brokerage firms, banks and mortgage companies. As President of United National Mortgage, LLC. Mr. Scott continues to identify key alliances and to develop and locate Net Branches. Mr. Scott is responsible for recruiting and hiring sales professionals and loan officers. He also oversees and directs our expanding network of branch offices. Prior to July of 1999, Mr. Scott did not hold officer's positions in Premier Mortgage Resources or United National, Inc.

From 1994 through 1996, Mr. Scott was Vice President of FHB Funding. Overall, his experience spans over 15 years, and covers all aspects of the mortgage business, including underwriting and sales. He is a columnist for MORTGAGE REPORT, a national mortgage magazine.

DONALD S. WILEN is President of Premier Mortgage Resources, Inc. and sole Director; President of United National, Inc. and sole Director; and Chief Executive Officer, Managing Member and sole Director of United National Mortgage, LLC. He is an attorney and Certified Public Accountant, receiving his B.S. in Accounting from Brooklyn College in 1958 and his C.P.A. certification in 1964. He is licensed as a C.P.A. in New York. In 1968, Mr. Wilen received an MBA from Baruch College, and in 1978, he received a J.D. from Brooklyn Law School. Since 1979, Mr. Wilen has been a member of the Bar of the State of New York.

As Chief Executive Officer of UNM, Mr. Wilen directs the operations, overseeing all legal and accounting matters. He coordinates and structures strategic business alliances with brokerage firms, banks and mortgage companies in conjunction with Mr. Scott.

From 1983 to 1997, Mr. Wilen was a senior partner in the CPA firm Wilen, Klapper & Glassman, and President of Tara Mortgage Inc. He has been a columnist for NATIONAL MORTGAGE PRESS since 1997.

JOSEPH A. CILENTO is Chief Financial Officer of Premier Mortgage Resources, Inc., Chief Executive Officer of United National, Inc., and Chief Operating Officer of United National Mortgage, Inc. He has served in these capacities since July of 1999. Mr. Cilento is a Certified Public Accountant, receiving a B.B.A. degree from Baruch College in 1975, and his C.P.A. certification in 1978. He is licenced as a C.P.A. in the state of New York.

Mr. Cilento was awarded the Certified Mortgage Banker designation by The Mortgage Bankers Association in 1996. Mr. Cilento was an officer of Emigrant Mortgage Corporation from 1997 to July of 1999. From 1987 to 1997, he was President of his mortgage banking company, Home Funding, which he sold. Mr. Cilento was Vice President of Finance for Merrill Lynch Realty from 1984 to 1987.

Mr. Cilento is responsible for overseeing all operations, secondary markets and finance areas of the company.


ITEM 6.  EXECUTIVE COMPENSATION

Currently, our Directors are not compensated for their services, although their expenses in attending meetings are reimbursed.


Compensation of Directors

We do not currently compensate our Directors for their services.

Compensation of Management
--------------------------

                          Title               1999            1998         1997
                          -----              ------           ----         ----
Donald Wilen              CEO, Director     $   -0-            -0-         -0-

William R. Scott          President         $   -0-            -0-         -0-

Joseph Cilento            CFO               $   -0-            -0-         -0-


Mr. Cilento receives an annual salary of $107,000 from UNM.

William R. Scott presently receives $36,000 annually from UNM; he earned $25,000 from UNM in 1998, and no salary in 1997.

None of the named persons has received stock options or other such non-cash compensation. Mr. Scott will also receive a bonus based upon total mortgage production; however, details of this program have not been finalized.

Employment Agreements

Each Net Branch established signs a "Branch Agreement" which provides a structure, salary and benefits much like an employment agreement. As of this date, we have six Net Branches. We do not, however, have any employment agreements with our officers or directors.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On April 22, 1998, Donald S. Wilen, now the Company's President and Director, agreed to exchange his ownership of United National, Inc. for 2,266,667 (pre-split) shares of the Company's Common Stock, giving him operational control. A written Plan of Reorganization was entered into on June 9, 1998, providing for the exchange by Mr. Wilen of his 100 shares of capital stock of United National, Inc. for the 2,266,667 (pre-split) shares of the Company's Common Stock in a tax-free stock-for-stock exchange under Section 358(a)(1)(B) of the Internal Revenue Code. United National, Inc. is the owner of a 2% interest in United National Mortgage, LLC, a mortgage banker. The other 98% interest is owned by Donald S. Wilen who has agreed that, upon approval by the New York State Department of Banking of the required licenses, he will transfer such 98% interest without further payment.

On August 5, 1998, the Company commenced an offering of its Common Stock under Rule 504 of Regulation D. The offering was of 1,000,000 shares. A total of 5,265,841 shares (877,640 shares after the 6 to 1 reverse stock split) were issued in the offering for total proceeds of $953,418.

On February 22, 1999, the Company declared a 6 to 1 reverse stock split effective on April 12, 1999.

In August 1999 the Company commenced a private placement offering of its Common Stock under Rule 506 of Regulation D. The offering was of 1,100,000 shares at a price of $ .50 per share. The offering was fully subscribed.

ITEM 8. DESCRIPTION OF SECURITIES

Our capital structure consists of shares of Preferred Stock and Common Stock, both having a par value of $.001 per share. The authorized classes, and the amount or number of each which are authorized and outstanding as of the date of this Memorandum, are as follows:

                                   AUTHORIZED               OUTSTANDING
                                   ----------               -----------
Preferred Stock                      10,000,000                       0
Common Stock                         50,000,000               3,806,128
Common Stock Purchase Warrants          916,000                 916,000

Preferred Stock

The 10,000,000 shares of Preferred Stock authorized are undesignated as to preferences, privileges and restrictions. As the shares are issued, the Board of Directors must establish a "series" of the shares to be issued and designate the preferences, privileges and restrictions applicable to that series. To date, the Board of Directors has not designated any series of Preferred Stock

Common Stock

The authorized common equity of the Company consists of 50,000,000 shares of Common Stock, with a $.001 par value, of which 3,806,128 shares of Common Stock are issued and outstanding. Shareholders (i) have general ratable rights to dividends from funds legally available therefor, when, as and if declared by the Board of Directors; (ii) are entitled to share ratably in all assets of the Company available for distribution to shareholders upon liquidation, dissolution or winding up of the affairs of the Company; (iii) do not have preemptive, subscription or conversion rights, nor are there any redemption or sinking fund provisions applicable thereto; and (iv) are entitled to one vote per share on all matters on which shareholders may vote at all shareholder meetings. All shares of Common Stock now outstanding are fully paid and nonassessable and all shares of Common Stock to be sold in this offering will be fully paid and nonassessable when issued.

The Common Stock does not have cumulative voting rights, which means that the holders of more than fifty percent of the Common Stock voting for election of directors can elect one hundred percent of the directors of the Company if they choose to do so. The Company, which has had no earnings, has not paid any dividends on its Common Stock and it is not anticipated that any dividends will be paid in the foreseeable future. Dividends upon Preferred shares must have been paid in full for all past dividend periods before distribution can be made to the holders of Common Stock. In the event of a voluntary or involuntary liquidation, all assets and funds of the Company remaining after payments to the holders of Preferred Stock will be divided and distributed among the holders of Common Stock according to their respective shares.

Common Stock Purchase Warrants
------------------------------

Prior to our acquisition of United National, Inc. that company had issued 916,000 Common Stock Purchase Warrants, each exercisable to purchase one share of the common stock of United National, Inc. at an exercise price of $1.00 per share. The warrants expire as follows:

    Name                         Warrants    Expiration Date
    ----                         --------    ---------------
    Douglas Nagel                200,000         3/18/00
    Selectmedia Ltd. Corp.       200,000         3/20/00
    Super Nova Inc.              300,000         2/9/00
    Visual Company                50,000         6/5/00
    Azucar Ltd.                   66,000         6/3/00
    Robert Hall                   50,000         3/23/00
    James Hall                    50,000         4/15/00

    Total Warrants               916,000

As apart of the acquisition, we assumed the Warrants, meaning that we recognized the right of the warrant holders to purchase one share of our common stock for each share of the common stock of United National, Inc. purchasable under the warrant.


PART II

ITEM 1.MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON
EQUITY AND OTHER SHAREHOLDER MATTERS

The Company's Common Stock is traded on the NASDAQ Bulletin Board under the symbol "PMTE," now "PMTED" pending our becoming a reporting company. To maintain that listing, we must become a fully-reporting company to the SEC under the Securities Exchange Act of 1934 on or before March 8, 2000. We anticipate accomplishing such filing by November 1, 1999. Based on that time line, the filing will be effective on or about December 31, 1999. We believe that we can clear all comments by the March 8, 2000 required date; however, we have been advised that the SEC branch responsible for reviewing the filing is backlogged and we could experience a delay due to the administrative processing time. If we do not clear our comments by the required date, we could be delisted.

J. Alexander Securities, Inc., our initial market maker, was authorized to commence the trading of our stock on the OTC Bulletin Board on February 20, 1998 but actual trading began on approximately July 7, 1998. The range of our prices since then is:

Quarter                           High Ask                            Low Bid
-------                           --------                            -------
 1998
3rd Qtr, '98                      $ 2.125                             $ 1.44
4th Qtr '98                       1.56                                   .21



Quarter                           High Ask                            Low Bid
-------                           --------                            -------
 1999
1st Qtr '99                       .4375                               .10
2nd Qtr '99                       .1875                               .1875
3rd Qtr '99                       .4375                               .4375
4th Qtr '99 (to Oct.4, 1999)      .75                                 .4375


Dividend Policy

We have not had any earnings or profits and have not paid any dividends. Our proposed operations are capital intensive and we need working capital. Therefore we will be required to reinvest any future earnings in the Company's operations. Our Board of Directors has no present intention of declaring any cash dividends, as we expect to re-invest all profits in the business for additional working capital for continuity and growth. The declaration and payment of dividends in the future will be determined by our Board of Directors considering the conditions then existing, including the Company's earnings, financial condition, capital requirements, and other factors.

ITEM 2.      LEGAL PROCEEDINGS

Except as described below we are not engaged in any pending legal proceedings. We are not aware of any legal proceedings pending, threatened or contemplated, against any of our officers and directors, respectively, in their capacities as such.

On August 19, 1999, the Company filed a suit captioned "Premier Mortgage Resources, Inc. v. Corporate Relations Group, Inc., Gulf Atlantic Publishing, Inc., James M. Hall, Robert D. Hall, Select Media, Inc., Roberto Veitia, L. Van Stillman and Olde Monmouth Stock Transfer Co., Inc." docketed to No. C199-7019, Division 35 in the Circuit Court of the Ninth Judicial Circuit in and for Orange County, Florida.

As against Olde Monmouth Stock Transfer Co., Inc., the Company's stock transfer agent, the suit is solely to enjoin the transfer of the shares, and Olde Monmouth is a nominal defendant only. The Court has enjoined the transfer of the shares and the Company has timely filed an injunction bond.

The case involves two separate causes of action: one cause of action for the cancellation of shares issued without authorization and a second for return of shares issued when contract services were not performed.

In the first cause of action, the Company's former attorney, L. Van Stillman, on or about March 31, 1999, authorized and directed the Company's then transfer agent to issue 3,500,000 (pre-reverse split) free-trading shares of the Company's Common Stock to the other defendants. The Company claims that it did not authorize or direct the issuance of the shares, and Mr. Stillman has now acknowledged that. The Company seeks to cancel the 3,500,000 shares, which as a result of the six to one reverse stock split would now be 583,333 shares.

In the second cause of action, the Company seeks the return of 94,000 shares issued to Corporate Relations Group, Inc. (62,667 shares) and Gulf Atlantic Publishing, Inc. (31,333 shares) issued to those companies for services which the Company alleges were not performed. It appears that the defendants already disposed of 10,333 shares, leaving a balance of 83,667 shares in dispute.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
ACCOUNTING AND FINANCIAL DISCLOSURE

We selected Massella, Tomaro & Co., LLP, 375 Broadway, Suite 103, Jericho, New York 11753 as our independent auditors and accountants. We have included our audited financial statements for the calendar years ended December 31, 1998 and December 31, 1997 in this filing in reliance upon the authority of that firm as expert in auditing and accounting.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

We were incorporated on August 17, 1995. In connection with our organization, we issued 5,000,000 shares of our Common Stock at the par value of $.001 per share for total proceeds of $5,000. This issuance was considered exempt under Section 4(2) of the Securities Act. There were no further issuances of our securities until July 2, 1998. On July 2, 1998, we acquired United National, Inc. in a tax-free, stock-for-stock exchange under Section 351(a)(1)(B) of the Internal Revenue Code. Mr. Donald Wilen, the sole stockholder of United National, Inc. exchanged his 100 shares of the Common Stock of that corporation for 2,266,667 shares of our Common Stock. This issuance was considered exempt under Section 4(2) of the Securities Act. In connection with this transaction, 2,600,000 shares of our Common Stock owned by then affiliates were returned to the Company and canceled.

Also in connection with the transaction, we assumed 916,000 warrants issued and outstanding by United National, Inc. Each warrant entitles the holder to purchase one share of Common Stock for $1.00. The Warrants expire as follows:

    Name                         Warrants    Expiration Date
    ----                         --------    ---------------
    Douglas Nagel                200,000         3/18/00
    Selectmedia Ltd. Corp.       200,000         3/20/00
    Super Nova Inc.              300,000         2/9/00
    Visual Company                50,000         6/5/00
    Azucar Ltd.                   66,000         6/3/00
    Robert Hall                   50,000         3/23/00
    James Hall                    50,000         4/15/00

    Total Warrants               916,000

We considered the assumption of the Warrants to be exempt under
Section 4(2) od the Securities Act of 1933.

On August 5, 1998, we began offering of 1,000,000 shares Common Stock pursuant to Rule 504 of Regulation D at an offering price of $1.00 per share. As a result of that offering, from August to

October, 1998 we issued 156,000 shares for total proceeds of $156,000 and we secured the conversion of $358,000 of outstanding promissory notes, for total combined proceeds of $514,000. This issuance was considered exempt under Section 3(b) of the Securities Act and Rule 504 of Regulation D promulgated thereunder.

In December, 1998 we amended the Rule 504 offering to change the offering price to $.0845 per share. As a result of that offering, during December, 1998 and the first quarter of 1999, we issued 4,726,841 shares for total proceeds of $399,418. This issuance was considered exempt under Section 3(b) of the Securities Act and Rule 504 of Regulation D promulgated thereunder.

Also in December, 1998 pursuant to the amended Rule 504 offering, we issued 50,000 shares to an individual in payment for services. This issuance was considered exempt under Section 3(b) of the Securities Act and Rule 504 of Regulation D promulgated thereunder.

On or about March 31, 1999 the Company's then counsel authorized and directed the issuance of 3,500,000 shares of the Company's Common Stock at an offering price of $.001 per share, allegedly under Rule 504 of Regulation D. The counsel's actions were not authorized or directed by the Company and the Company has filed suit to cancel such issuances. On February 22, 1999 we authorized a 1 for 6 reverse stock split for stockholders of record on April 12, 1999 and all of the foregoing issuances have been stated on a pre-split basis.

On February 22, 1999 we authorized a 1 for 6 reverse stock split for stockholders of record on April 12, 1999 and all of the foregoing issuances have been stated on a pre-split basis.

In August 1999 we made an offering of 1,100,000 shares of our Common Stock at an offering price of $.50 per share which was fully subscribed. This issuance was considered exempt under Section 4(2) of the Securities Act.

During 1999, to September 31, 1999, we issued a total of 600,000 shares of our Common Stock to various persons in payment for services in private placements. These issuances were considered exempt under Section 4(2) of the Securities Act.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Nevada Corporation Law

Section 78.7502 of the Nevada General Corporation Law contains provisions authorizing indemnification by the Company of directors, officers, employees or agents against certain liabilities and expenses which they may incur as directors, officers, employees or agents of the Company or of certain other entities. Section 78.7502(3) provides for mandatory indemnification, including attorney's fees, if the director, officer, employee or agent has been successful on the merits or otherwise in defense of any action, suit or proceeding or in defense of any claim, issue or matter therein. Section 78.751 provides that such indemnification may include payment by the Company of expenses incurred in defending a civil or criminal action or proceeding in advance of the final disposition of such action or proceeding upon receipt of an undertaking by the person indemnified to repay such payment if he shall be ultimately found not to be entitled to indemnification under the Section. Indemnification may be provided even though the person to be indemnified is no longer a director, officer, employee or agent of the Company or such other entities. Section 78.752 authorizes the Company to obtain insurance on behalf of any such director, officer employee or agent against liabilities, whether or not the Company would have the power to indemnify such person against such liabilities under the provisions of the Section 78.7502.

Under Section 78.751(e) the indemnification and advancement of expenses provided pursuant to Sections 78.7502 and 78.751 are not exclusive, and subject to certain conditions, the Company may make other or further indemnification or advancement of expenses of any of its directors, officers, employees or agents. Because neither the Articles of Incorporation, as amended, nor the By-Laws of our Company otherwise provide, notwithstanding the failure of the Company to provide indemnification and despite a contrary determination by the Board of Directors or its shareholders in a specific case, a director, officer, employee or agent of the Company who is or was a party to a proceeding may apply to a court of competent jurisdiction for indemnification or advancement of expenses or both, and the court may order indemnification and advancement of expenses, including expenses incurred in seeking court-ordered indemnification or advancement of expenses if it determines that the petitioner is entitled to mandatory indemnification pursuant to Section 78.7502(3) because he has been successful on the merits, or because the Company has the power to indemnify on a discretionary basis pursuant to Section 78.7502 or because the court determines that the petitioner is fairly and reasonably entitled indemnification or advancement of expenses or both in view of all the relevant circumstances.

Articles of Incorporation and By-Laws

Our Articles of Incorporation and By-Laws empower us to indemnify current or former directors, officers, employees or agents of the Company or persons serving by request of the Company in such capacities in any other enterprise or persons who have served by the request of the Company is such capacities in any other enterprise to the full extent permitted by the laws of the State of Nevada.

Officers and Directors Liability Insurance

At present, we do not maintain Officers and Directors Liability Insurance and, because of the anticipated cost of such insurance, we have no present plans to obtain such insurance.

Indemnity Agreements

In order to induce and encourage highly experienced capable persons to serve as directors and officers, we have entered into an Indemnity Agreement with each director and officer presently serving us and will provide the same agreement to future directors and officers as well as certain agents and employees. The Agreement provides that we shall indemnify the director and /or officer, or other person, when he or she is a party to, or threatened to be made a party to, a proceeding by, or in the name of, we. Expenses incurred by the indemnified person in any proceeding are to be paid to the fullest extent permitted by applicable law. The Agreement may at some time require us to pay out funds which might otherwise be utilized to further our business objectives, thereby reducing our ability to carry out our projected business plans.

Sec Position on Indemnification for Security Act Liability

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers, and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that is the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suite or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.










                                   SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 Premier Mortgage Resources, Inc.
                                 --------------------------------
                                 (Registrant)

Date  October 29, 1999           By  /s/ DONALD WILEN
     -----------------              -------------------------------------------
                                               Donald Wilen, President

                                 By  /s/ JOSEPH CILENTO
                                    -------------------------------------------
                                                Joseph Cilento, CFO

                 PREMIER MORTGAGE RESOURCES, INC. AND SUBSIDIARY

                        CONSOLIDATED FINANCIAL STATEMENTS

                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997

                 PREMIER MORTGAGE RESOURCES, INC. AND SUBSIDIARY
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                        Page
                                                                       number
                                                                   -------------
Independent auditors' report                                             F-1

Consolidated balance sheet at December 31, 1998                          F-2

Consolidated statements of operations for the years ended
 December 31, 1998 and 1997                                              F-3

Consolidated statement of stockholders' equity for the years ended
 December 31, 1998 and 1997                                              F-4

Consolidated statements of cash flows for the years ended
 December 31, 1998 and 1997                                              F-5

Notes to consolidated financial statements                           F-6 - F-15

                          INDEPENDENT AUDITORS' REPORT




To the Board of Directors and Stockholders of Premier Mortgage Resources, Inc. and Subsidiary


We have audited the accompanying consolidated balance sheet of Premier Mortgage Resources, Inc. and Subsidiary (the "Company") as of December 31, 1998 and the related consolidated statements of operations, stockholders' equity and cash flows for the years ended December 31, 1998 and 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 1998 and the consolidated results of its operations and cash flows for the years ended December 31, 1998 and 1997 in conformity with generally accepted accounting principles.






Massella, Tomaro & Co., LLP
Jericho, New York
August 13, 1999, except for
Note 8(d) as to which the date is September 27, 1999

                 PREMIER MORTGAGE RESOURCES, INC. AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEET
                                DECEMBER 31, 1998


                                     ASSETS
                                     ------


Current assets:
     Cash                                                        $         2,053
                                                                 ---------------
        Total current assets                                               2,053
                                                                 ---------------

Investment in affiliate, at cost                                         691,000
Costs in excess of net assets of business acquired, net                1,485,272
Organizational costs, net                                                    970
                                                                 ---------------
     Total assets                                                $     2,179,295
                                                                 ===============




                      LIABILITIES AND STOCKHOLDERS' EQUITY
                      ------------------------------------

Current liabilities:
     Accrued expenses                                            $        49,233
     Due to related parties                                                1,503
     Notes payable - convertible                                         100,000
     Note payable                                                         50,000
                                                                 ---------------
            Total current liabilities                                    200,736
                                                                 ---------------

Commitments and contingencies (Note - 8)                                       -
                                                                 ---------------

Stockholders' equity:

     Common stock - $.001 par value, 50,000,000 shares authorized,
     1,063,188 shares issued and outstanding                               1,063
     Preferred stock - $.001 par value, 10,000,000 shares
     authorized, -0- shares issued and outstanding                             -
     Additional paid-in capital                                        2,111,139
     Accumulated deficit                                               (133,643)
                                                                 ---------------
            Total stockholders' equity                                 1,978,559
                                                                 ---------------
Total liabilities and stockholders' equity                       $     2,179,295
                                                                 ===============















           See accompanying notes to consolidated financial statements

                 PREMIER MORTGAGE RESOURCES, INC. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997


                                                                          1998                1997
                                                                    ---------------     ---------------


Income                                                              $      121,210      $            -
                                                                    ---------------     ---------------

Expenses:
    Selling, general, and administrative expenses                          182,509               1,072
    Amortization of costs in excess of net assets of
      business acquired                                                     38,083                   -
                                                                    ---------------     ---------------
Total expenses                                                             220,592               1,072
                                                                    ---------------     ---------------
Loss before interest expense and provision for income taxes                (99,382)             (1,072)

Interest expense                                                           (34,233)                  -
                                                                    ---------------     ----------------

Loss before provision for income taxes                                    (133,615)             (1,072)

Provision for income taxes                                                       -                   -
                                                                    ---------------     ---------------

Net (loss)                                                                (133,615)             (1,072)

Other items of comprehensive income                                              -                    -
                                                                    ---------------     ---------------

Comprehensive net (loss)                                            $     (133,615)     $       (1,072)
                                                                    ===============     ===============

Basic:
     Net (loss)                                                     $         (.16)     $          Nil
                                                                    ===============     ===============


Weighted average number of
 common shares outstanding                                                 822,878             833,347
                                                                    ===============     ===============



           See accompanying notes to consolidated financial statements

                 PREMIER MORTGAGE RESOURCES, INC. AND SUBSIDIARY
                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997



                                                     Common Stock            Additional                                  Total
                                           -----------------------------      Paid-in           Accumulated          Stockholders'
                                              Shares           Amount         Capital             Deficit          Equity(Deficit)
                                           -------------    -------------  -------------      --------------      ----------------

Balances at December 31, 1996                  833,347      $         833  $       4,167      $     (4,864)       $           136

Net loss for the year ended
 December 31, 1997                                 -                   -              -              (1,072)               (1,072)
                                           -------------    -------------  -------------      --------------      ---------------

Balances at December 31, 1997                  833,347                833          4,167             (5,936)                 (936)

Cancellation of common stock in
  connection with reorganization              (433,333)             (433)        (2,167)                  -                (2,600)

Issuance of common stock in
  connection with reverse acquisition
  of United National, Inc.                      377,778               378      1,514,982              5,908              1,521,268

Issuance of common stock in
  connection with conversion
  of notes payable                               59,667                60        357,940                  -                358,000

Issuance of common stock in connection
  with limited offering memorandum,
  net of costs                                   18,334                18        101,999                  -                102,017

Issuance of common stock in
  connection with amended
  limited offering memorandum,
   net of costs                                 199,062               199        100,726                  -                100,925

Issuance of common stock in lieu of
  consideration for services rendered
  to the Company                                  8,333                 8         33,492                  -                 33,500

Net loss for the year ended
  December 31, 1998                                  -                -               -            (133,615)              (133,615)
                                           ------------     -------------  -------------      ---------------     ----------------

Balances at December 31, 1998                 1,063,188     $       1,063  $   2,111,139      $    (133,643)      $      1,978,559
                                           ============     =============  =============      ==============      ================



           See accompanying notes to consolidated financial statements

                 PREMIER MORTGAGE RESOURCES, INC. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997


                                                                                          1998                 1997
                                                                                      --------------       -------------

Cash flows from operating activities:

   Net (loss)                                                                         $     (133,615)      $      (1,072)
   Adjustments to reconcile net (loss) to net
    cash used for operating activities:
         Amortization                                                                         38,370               1,072
         Issuance of common stock for services                                                33,500                   -
     Increase (decrease) in:
         Accrued expenses                                                                     49,233                   -
                                                                                      --------------       -------------
Net cash used for operating activities                                                       (12,512)                  -
                                                                                      ---------------      -------------
Cash flows from investing activities:
   Investment in affiliate                                                                  (691,000)                  -
                                                                                      --------------       -------------
Net cash used for investing activities                                                      (691,000)                  -
                                                                                      ---------------      -------------
Cash flows from financing activities:
   Sale of common stock in connection with
     private placement, net of costs                                                         193,462                   -
                                                                                                                       -
   Proceeds from issuance of convertible notes payable                                       458,000                   -
   Proceeds from issuance of note payable                                                     50,000                   -
   Advances from related parties                                                               4,103                   -
                                                                                      --------------
Net cash provided by financing activities                                                    705,565                   -
                                                                                      --------------       -------------

Net increase in cash                                                                           2,053                   -

Cash, beginning of period                                                                          -                   -
                                                                                      --------------       -------------

Cash, end of period                                                                   $        2,053       $           -
                                                                                      ==============       =============

Supplemental disclosure of non-cash flow information:
     Cash paid during the year for:
            Interest                                                                  $             -      $            -
                                                                                      ===============      ==============
            Income taxes                                                              $             -      $            -
                                                                                      ===============      ==============

Schedule of non-cash operating activities:
   In connection with services rendered
   to the Company, 8,333 shares of common stock were issued as
   consideration                                                                      $       33,500       $           -
                                                                                      ==============       =============

Schedule of non-cash investing activities:

     Issuance of 59,667 shares of common stock in connection
     with conversion of note payable                                                  $      358,000       $           -
                                                                                      ==============       =============

    Contribution of real property  directly by the Company's
    President in  lieu of stock received in connection
    with acquisition of subsidiary                                                    $       85,000                   -
                                                                                      ==============       =============

   Cost in excess of net assets acquired in connection with
    reverse acquisition of subsidiary                                                 $1,523,355           $           -
                                                                                      ===========          =============

          See accompanying notes to consolidated financial statements.

                 PREMIER MORTGAGE RESOURCES, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997

NOTE 1           -      ORGANIZATION

                        The Company

                        Premier Mortgage Resources, Inc. (the "Company") was incorporated in the State of Nevada on August 17, 1995 under the name "Mortgage Resources, Inc." The name of the Company was changed on August 20, 1997 to its current name. Until the acquisition of United National, Inc. ("United") in June 1998, the Company had no operations. The Company acquired United during June 1998 in order to commence operations in the mortgage banking industry.

                        Reorganization

                        During June 1998, pursuant to an Agreement and Plan of Reorganization (the "Reorganization Agreement"), the current President and shareholder received 377,778 shares of common stock of the Company in consideration for 100% of the shares of common stock of United, and contribution into United of real property with a fair value of approximately $85,000 and $5,000 in cash. The acquisition of United was accounted by the Company as a reverse acquisition.

                        Simultaneously with the execution of the Reorganization Agreement, the former officers of the Company canceled 433,333 shares of common stock and resigned as officers of the Company. In connection with the resignation of the previous officers of the Company, the previous sole shareholder of United was elected as President of the Company. Accordingly, after such reorganization, United became a wholly owned subsidiary of the Company.

                        United

                        United was incorporated in the State of Nevada on November 21, 1997. Since the date of incorporation and through August 1998, United had limited operations. Since August 1998, United has performed loan processing and telemarketing services for United National Mortgage, LLC. ("LLC"). As of December 31, 1998 United owns approximately 2% interest in the LLC which is accounted for under the cost method.

                        LLC

                        The LLC is a limited liability company whereby the Company's President owns approximately 98% as of December 31, 1998. The Company currently has an option to purchase the remaining 98% interest from its President subject to the approval by New York State Banking Department. The LLC is a licensed mortgage banker in approximately sixteen states which primarily originates conforming conventional loans, and sells those loans to investors, with servicing released. The intent of the Company is to execute its option and have the LLC become a wholly owned subsidiary in order to enter the mortgage banking industry.

                 PREMIER MORTGAGE RESOURCES, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997

                        Stock split

                        On February 22, 1999, the Company declared a 1 for 6 reverse stock split (effective on April 12, 1999) for its common stock. The financial statements give retroactive effect to such reverse stock split

NOTE 2           -      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

                a)      Principles of Consolidation

                        The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, United (the "Companies") after elimination of all significant intercompany transactions and accounts.

                b)      Cash and cash equivalents

                        The Company considers highly liquid investments with maturities of three months or less at the time of purchase to be cash equivalents.

                c)      Income taxes

                        The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109 "Accounting for Income Taxes" which requires the use of the "liability method" of accounting for income taxes. Accordingly, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. Current income taxes are based on the respective periods' taxable income for federal and state income tax reporting purposes.

                d)      Earnings per share

                        During 1997, the Financial Accounting Standards Board issued SFAS No. 128, "Earnings Per Share." SFAS No. 128 replaced the previously required reporting of primary and fully diluted earnings per share with basic and diluted earnings per share, respectively. Unlike the previously reported primary earnings per share, basic earnings per share exclude the dilutive effects of stock options. Diluted earnings per share is similar to the previously reported fully diluted earnings per share. Earnings per share amounts for all periods presented have been calculated in accordance with the requirements of SFAS No. 128.

                 PREMIER MORTGAGE RESOURCES, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997

                e)      Use of estimates

                        In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions which affect the reported amounts of assets and liabilities, revenues and expenses during the reporting period and the disclosure of contingent assets and liabilities at the date of the financial statements. The most significant estimate with regards to the consolidated financial statements relate to the valuation of the costs in excess of United's net assets and the estimated useful life used in amortizing such excess costs. Actual results could differ from those estimates.

                f)      Fair value disclosure at December 31, 1998

                        The carrying value of cash, accrued expenses, and notes payable are a reasonable estimate of their fair value.

                g)      Organizational costs

                        Organizational costs consist of legal costs incurred in the establishment of the Company. Organizational costs are being amortized on a straight-line basis over a five year estimated useful life.

                h)      Costs in excess of net assets of business acquired.

                        Costs in excess of net assets of business acquired relate to the acquisition of United and are being amortized on a straight-line basis over the estimated useful life of twenty years as estimated by management.

                i)      Effect of New Accounting Standards

                        The Company does not believe that any recently issued accounting standards, not yet adopted by the Company, will have a material impact on its financial position and results of operations when adopted.

                j)      Cost Method of Accounting

                        United accounts for the investment in the LLC under the cost method of accounting as a result of its 2% ownership interest. Upon approval from the New York Banking Department, the Company's President will transfer the remaining 98% interest in the LLC to United for a nominal consideration ($10) in accordance with the agreement discussed in Note 3. Upon such transfer the LLC will become a wholly owned subsidiary and will be consolidated by the Company.

                 PREMIER MORTGAGE RESOURCES, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997

NOTE 3   -              INVESTMENT IN AFFILIATE, AT COST

                        On July 29, 1998, United entered into a LLC Interest Acquisition Agreement (the "LLC Acquisition Agreement") with the Company's President whereby for an initial $508,000 it acquired a 1% interest in the LLC and the option to acquire the remaining 99% interest in the LLC as follows; 1% based on a portion of the proceeds received by the Company's private placement memorandum and the remaining 98% (which is contingent upon obtaining approval from the New York Banking Department) for nominal consideration ($10). As of December 31, 1998, United acquired a 2% interest of the LLC for $691,000, with the remaining 98% contingent upon approval of a mortgage banking license to United.

                        The LLC Acquisition Agreement called for the closing and transfer of the remaining 98% interest by March 31, 1999. The approval from the New York Banking Department has not been received and accordingly such transaction has not been consummated. The closing date has been extended to October 15, 1999.

NOTE 4 -                ACCRUED EXPENSES

                        Accrued expenses consist of the following at December 31, 1998:


                                        Professional fees                 $              15,000
                                        Interest                                         34,233
                                                                          ---------------------
                                                                          $              49,233
                                                                          =====================


NOTE 5 -                LOAN PAYABLE

                        During March 1998, an outside third party loaned United $50,000 bearing interest at 12% per annum. The loan is due on demand due to no formal terms having been established. As of December 31, 1998, such advance remains unpaid.

NOTE 6-                 CONVERTIBLE NOTES PAYABLE

                        Prior to the Reorganization Agreement, United issued convertible promissory notes amounting to $458,000 that bear interest 12% per annum. The maturity date of the notes (if not converted prior to their due date) were as follows; $100,000 due May 31, 1998 and the remaining $358,000 due in six monthly installments commencing September 15, 1998. Pursuant to the Reorganization Agreement, the Company assumed $358,000 of such

                 PREMIER MORTGAGE RESOURCES, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997

                        convertible promissory notes which were subsequently converted into approximately 59,667 shares of the Company's common stock as of December 31, 1998. The remaining $100,000 notes were repaid during April 1999 by United. As of December 31, 1998, the Company is in default for two notes totaling $100,000, which have been repaid by April 1999 and the accrued interest related to all the notes which has been accrued, however not paid. Pursuant to the notes, the Company may be liable for legal cost (which are deemed immaterial) if there is any litigation in connection with the default of the two notes and the unpaid interest.

NOTE 7           -      PROVISION FOR INCOME TAX

                        Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related to differences between the financial statement and tax bases of assets and liabilities for financial statement and income tax reporting purposes. Deferred tax assets and liabilities represent the future tax return consequences of these temporary differences, which will either be taxable or deductible in the year when the assets or liabilities are recovered or settled. Accordingly, measurement of the deferred tax assets and liabilities attributable to the book-tax basis differentials are computed at a rate of 34% federal and 9% state pursuant to SFAS No. 109.

                        The only material tax effect of significant items comprising the Company's current deferred tax assets as of December 31, 1998 is the Company's net operating losses "NOL"s" which amounted to approximately $130,000 as of December 31, 1998. The deferred tax asset associated with the Company's NOL's amounted to approximately $48,000 as of December 31, 1998.

                        In accordance with SFAS 109, the Company has recorded a 100% valuation allowance for such deferred tax asset since management could not determine that it was "more likely than not" that the deferred tax asset would be realized in the future. The Company's NOL's amounting to approximately $130,000 will expire by 2013 if not utilized prior.

                        The Company and its subsidiary file separate tax returns for federal and state tax purposes. As such, income tax is based on the separate taxable income or loss of each entity.

NOTE 8           -      COMMITMENTS AND CONTINGENCIES

                a)      Year 2000

                        The Companies have addressed and will continue to address the year 2000 issue to ensure the reliability of its operational system. The Companies have and will continue to make certain investment in its software systems and applications to ensure that it is Year 2000 compliant. These expenditures, which are expensed as incurred are not expected to be

               PREMIER MORTGAGE RESOURCES, INC. AND SUBSIDIARY
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997

                        material. The Companies are also working with its financial institutions for which it conducts its business with to ensure their compliance with Year 2000 issues in order to avoid any interruptions in its business.

                b)      Advertising and Corporate Relations Agreements

                        On March 13, 1998, United entered into agreements for public relations and advertising services with Gulf Atlantic Publishing, Inc ("Gulf Atlantic") and Corporate Relations Group, Inc.("Corporate Relations"). The agreements are for a period of twelve months and include certain marketing products such as mailings, press releases and posting to websites, along with distributing due diligence packages to all inquiring brokers and setting up shows for advertising purposes. As consideration for such services, the Company agreed to sell 109,560 free trading shares of common stock for a total of $30,000. (See Note 8(d) below for pending litigation).

                c)      Introduction  Agreement

                        On March 17, 1998, United entered into an Introduction Agreement with Select Media Ltd. Corp. ("Select Media") in connection with its efforts to obtain loans to fund United's operations. The agreement stipulated that Select Media would provide United with names and introductions for the purpose of allowing United to solicit such individuals for loans. As consideration for such introductions, United agreed to pay Select Media 15% of the amounts borrowed by United and one warrant to purchase stock of the Company for each $1 of funds loaned to United. (See Note 8(d) below for pending litigation). As of December 31, 1998, United is not liable for any compensation payable to Select Media.

               d)       Pending litigation

                        Although as of December 31, 1998, the Company's previous transfer agent issued an aggregate of 83,668 shares of common stock to the entities mentioned in notes 8(b) and 8(c), the Company, in August 1999 filed a formal complaint in the state of Florida whereby the courts granted a temporary restraining order against the individuals and/or entities which received such stock to prohibit the transfer of stock. The Company contends that such shares held by these individuals/entities were wrongfully issued. As of December 31, 1998 such shares are not included as outstanding in the Company's financial statements since management contends that the related services discussed in notes 8(b) were not fulfilled and no funds were received related to note 8(c), therefore the Company has no obligation related to these agreements. Management is involved in discussions with some of the defendants to reach an out-of-court settlement of the litigation. The Company has not recorded any potential contingency loss since management intends on pursuing this matter vigorously.

                 PREMIER MORTGAGE RESOURCES, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997

NOTE 9           -      STOCKHOLDER'S EQUITY

                a)      Reorganization

                        The Company, pursuant to the Reorganization Agreement i) cancelled 433,333 shares of common stock representing a portion of shares held by its former officers, ii) accepted resignations from its former officers, iii) issued 377,778 shares to United sole stockholder, and,
                        iv) elected United previous sole stockholder as its President. Accordingly, in connection with such Reorganization Agreement, United became a wholly owned subsidiary of the Company.

                        In June 1998, prior to the Reorganization Agreement, United issued convertible promissory notes amounting to $458,000 that bear interest 12% per annum. The maturity date of the notes (if not converted prior to their due date) were as follows; $100,000 due May 31, 1998 and the remaining $358,000 due in six monthly installments commencing September 15, 1998. Pursuant to the Reorganization Agreement, the Company assumed $358,000 of such convertible promissory notes which were subsequently converted into approximately 59,667 shares of the Company's common stock as of December 31, 1998. The remaining $100,000 notes were repaid during April 1999 by United. As of December 31, 1998, the Company is primarily in default for two notes totaling $100,000, which have been repaid by April 1999 and the accrued interest related to all the notes which amounted to $34,233. Pursuant to the notes, the Company may be liable for legal cost (which are deemed immaterial) if there is any litigation in connection with the default of the two notes and the unpaid interest.

                        Lastly, in connection with such convertible promissory notes, the Company issued a total of 102,667 warrants which allow the holders to purchase 102,667 shares of the Company's common stock at $1 per share through June, 2000.

                b)      Limited Offering Memorandum

                        During August 1998, the Company commenced a Limited Offering Memorandum (the "Offering") pursuant to Rule 504 of Regulation D promulgated under the Securities Act of 1933. The Company offered up to 1,000,000 (pre-split) shares of its common stock at $1 per share. The minimum purchase amount per investor was $10,000. As of December 31, 1998 the Company sold 18,334 shares of common stock yielding net proceeds after certain offering costs of $102,017. In addition, as discussed in Note 9(a), the Company issued 59,667 shares of its common stock pursuant the Offering upon the assumption and conversion of United's convertible note payables amounting to $358,000.

                 PREMIER MORTGAGE RESOURCES, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997

                        Pursuant to an addendum to the offering, during December 1998, the Company offered an additional 566,667 shares of its common stock to certain investors for an aggregate consideration of $287,300. As of December 31, 1998, the investors accepted and the Company issued 199,062 shares of common stock yielding net proceeds of $100,925 related to the addendum.

                c)      Issuance of common stock for services

                        During October 1998, the Company issued 8,333 shares to a consultant of the Company in lieu of consideration for consulting services. Accordingly, in connection with the issuance of such shares, the Company recorded consulting expense amounting to $33,500.

                d)      Warrants

                        As of December 31, 1998, the Company has outstanding a total of 102,667 warrants which allow the holders to purchase 102,667 shares of the Company's common stock at $1 per share through June, 2000

NOTE 10          -      RELATED PARTY TRANSACTIONS

                a)      Exclusive Telemarketing Agreement

                        On August 12, 1998, United entered into an Exclusive Telemarketing Agreement ("Telemarketing Agreement") with the LLC whereby United is the exclusive telemarketing agent for the LLC until it acquires the remaining interest in the LLC. As for consideration for performing telemarketing services for the LLC, the LLC will pay United an hourly rate for its telemarketing services. For the year ended December 31, 1998, United generated telemarketing income amounting to $61,210.

                b)      Exclusive Loan Processing Agreement

                        On August 12, 1998, United entered into an Exclusive Loan Processing Agreement ("Processing Agreement") with the LLC whereby United is the exclusive processing service for the LLC until it acquires the remaining interest in the LLC. As consideration for performing processing services for the LLC, the LLC will pay United a processing fee for each loan processed.. For the year ended December 31,1998, United generated loan processing fee income amounting to $60,000.

                c)      Rent Expense

                        For the year ended December 31, 1998, pursuant to the Telemarketing and Processing Agreement, United paid $65,000 to the LLC for rent in connection with the space utilized in performing telemarketing and processing services.

                 PREMIER MORTGAGE RESOURCES, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997

                d)      Due to related parties

                        The amount due to related parties as of December 31, 1998 amounting to $1,503 is an over advances from the LLC in connection with the reimbursement to United for telemarketing and processing services.

NOTE 11          -      PRO FORMA FINANCIAL STATEMENTS

                        The following pro forma information presents in a condensed format the Company's balance sheet as of December 31, 1998 and statement of operations for the year then ended as if the acquisition of the LLC by United was consummated and considered in effect as of January 1, 1998:



                                                                                                              Pro forma
                                                                                                          balance sheet at
                                                                                                         December 31, 1998
                                                                                                    -------------------------

                        Total assets                                                                   $         4,149,899
                                                                                                       ===================
                        Total liabilities                                                              $         2,475,819
                                                                                                       ===================
                        Total stockholders' equity                                                     $         1,674,080
                                                                                                       ===================




                                                                                                               Pro forma
                                                                                                        Statement of operations
                                                                                                          for the year ended
                                                                                                         December 31, 1998
                                                                                                    -------------------------

                        Total income                                                                     $         515,903
                                                                                                         =================
                        Total expenses                                                                   $       1,250,057
                                                                                                         =================
                        Net loss                                                                         $        (734,154)
                                                                                                         =================

This pro forma information regarding the Company's balance sheet and statement operations has been presented for disclosure purposes and does not purport to be indicative of the Company's financial position and results of operations which would have actually resulted had the acquisition of the LLC occurred as of January 1, 1998.

                 PREMIER MORTGAGE RESOURCES, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997

NOTE 12          -      SUBSEQUENT EVENTS

                a)      Limited Offering Memorandum

                        Pursuant to the amended Offering, the Company through September 1999 received net proceeds of approximately $247,958 after offering costs and issued approximately 540,351 shares of common stock.

                b)      Private transaction

                        During August 1999, the Company entered into a private transaction whereby it sold 1,100,000 restricted shares of its common stock for $550,000 before an 8% commission, netting $506,000 to the Company. In addition, the Company also committed to issue and additional 550,000 shares that will be treated as additional commission in connection with such private transaction.

                 PREMIER MORTGAGE RESOURCES, INC. AND SUBSIDIARY

                        CONSOLIDATED FINANCIAL STATEMENTS

              FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998

                                   (UNAUDITED)

                 PREMIER MORTGAGE RESOURCES, INC. AND SUBSIDIARY
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)


                                                                                                    Page
                                                                                                    number
                                                                                                 -----------

Consolidated balance sheet (unaudited) at September 30, 1999                                          F-1

Consolidated statements of operations (unaudited) for the nine months ended
 September 30, 1999 and 1998                                                                          F-2

Consolidated statement of stockholders' equity (unaudited) for the nine months ended
 September 30, 1999                                                                                   F-3

Consolidated statements of cash flows (unaudited) for the nine months ended
  September 30, 1999 and 1998                                                                         F-4

Notes to consolidated financial statements                                                         F-5 - F-9


                 PREMIER MORTGAGE RESOURCES, INC. AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEET
                               SEPTEMBER 30, 1999
                                   (UNAUDITED)


                                     ASSETS
                                     ------

Current assets:

     Cash                                                                       $          729
                                                                                --------------
            Total current assets                                                           729
                                                                                --------------

Investment in affiliate, at cost                                                     1,365,357
Costs in excess of net assets of business acquired, net                              1,428,147
Organizational costs, net                                                                  781
                                                                                --------------
            Total assets                                                        $    2,795,014
                                                                                ===============


                      LIABILITIES AND STOCKHOLDERS' EQUITY
                      ------------------------------------

Current liabilities:

     Accrued expenses                                                           $       77,000
     Due to related parties                                                             42,320
     Note payable                                                                       50,000
                                                                                --------------
            Total current liabilities                                                  169,320
                                                                                --------------

Commitments and contingencies (Note - 5)                                                     -
                                                                                --------------

Stockholders' equity:

     Common stock - $.001 par value, 50,000,000 shares authorized,
     3,253,539 shares issued and outstanding                                             3,253
     Preferred stock - $.001 par value, 10,000,000 shares
     authorized, -0- shares issued and outstanding                                           -
     Additional paid-in capital                                                      2,900,309
     Accumulated deficit                                                              (277,868)
                                                                                --------------
            Total stockholders' equity                                               2,625,694
                                                                                --------------

Total liabilities and stockholders' equity                                      $    2,795,014
                                                                                ==============














     See accompanying notes to consolidated financial statements (unaudited)

                 PREMIER MORTGAGE RESOURCES, INC. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF OPERATIONS
              FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998
                                   (UNAUDITED)


                                                                                      1999                 1998
                                                                                ---------------      ---------------

Income                                                                          $       197,040      $        45,985
                                                                                ---------------      ---------------
Expenses:
    Selling, general, and administrative expenses                                       276,340              109,253
    Amortization of costs in excess of net assets of
     business acquired                                                                   57,125               19,041
                                                                                ---------------      ---------------
Total expenses                                                                          333,465              128,294
                                                                                ---------------      ---------------
Loss before interest expense and provision for income taxes                            (136,425)             (82,309)

Interest expense                                                                          7,800               25,000
                                                                                ---------------      ---------------
Loss before provision for income taxes                                                 (144,225)            (107,309)

Provision for income taxes                                                                    -                    -
                                                                                ---------------      ---------------
Net (loss)                                                                             (144,225)            (107,309)

Other items of comprehensive income                                                           -                    -
                                                                                ---------------      ---------------

Comprehensive net (loss)                                                        $      (144,225)     $      (107,309)
                                                                                ===============      ===============

Basic:
     Net (loss)                                                                 $          (.07)     $          (.17)
                                                                                ===============      ===============


Weighted average number of
 common shares outstanding                                                            2,158,364              637,562
                                                                                ===============      ===============


     See accompanying notes to consolidated financial statements (unaudited)

                 PREMIER MORTGAGE RESOURCES, INC. AND SUBSIDIARY
                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999
                                   (UNAUDITED)



                                                                Common Stock             Additional                        Total
                                                       ---------------------------        Paid-in        Accumulated   Stockholders'
                                                            Shares        Amount          Capital         Deficit          Equity
                                                       --------------  -----------     --------------  ------------   --------------
Balances at December 31, 1998                              1,063,188  $     1,063     $    2,111,139  $  (133,643)    $  1,978,559

Issuance of common stock
  in connection with  limited
  offering memorandum and
  private transaction,  net of costs                       2,190,351        2,190            789,170            -           791,360

Net loss for the nine months ended
  September 30, 1999                                              -            -                  -      (144,225)         (144,225)
                                                      --------------  -----------     --------------  ------------    --------------

Balances at September 30, 1999                             3,253,539  $     3,253     $    2,900,309  $  (277,868)    $   2,625,694
                                                      ==============  ===========     ==============  ============    =============


     See accompanying notes to consolidated financial statements (unaudited)

                 PREMIER MORTGAGE RESOURCES, INC. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998
                                   (UNAUDITED)


                                                                              1999                 1998
                                                                        --------------       --------------
Cash flows fromoperating activities:

   Net (loss)                                                           $     (144,225)      $    (107,309)
   Adjustments to reconcile net (loss) to net
    cash used for operating activities:
         Amortization                                                           57,314              19,258
         Issuance of common stock for services                                       -              33,500
     Increase (decrease) in:
         Accrued expenses                                                       27,767              25,000
                                                                        --------------       --------------
Net cash used for operating activities                                         (59,144)            (29,551)
                                                                        --------------       --------------
Cash flows from investing activities:
   Investment in affiliate                                                    (674,357)           (599,000)
                                                                        --------------       --------------
Net cash used for investing activities                                        (674,357)           (599,000)
                                                                        --------------       --------------
Cash flows from financing activities:
   Sale of common stock in connection with
     private placement, net of costs                                           791,360             126,740
   Proceeds from issuance of convertible notes payable                               -             458,000
   Proceeds from issuance of note payable                                            -              50,000
   Repayment of notes payable                                                 (100,000)                  -
   Advances from related parties                                                40,817               4,661
                                                                        --------------       -------------
Net cash provided by financing activities                                      732,177             639,401
                                                                        --------------       -------------

Net (decrease) increase in cash                                                 (1,324)             10,850
Cash, beginning of period                                                        2,053                   -
                                                                        --------------       -------------

Cash, end of period                                                     $          729       $      10,850
                                                                        ==============       =============
Supplemental disclosure of non-cash flow information:
     Cash paid during the year for:

            Interest                                                    $            -       $           -
                                                                        ===============      =============
            Income taxes                                                $            -       $           -
                                                                        ===============      =============

Schedule of non-cash operating activities:
     In connection with services rendered to the Company,
     8,333 shares of common stock were issued as
     consideration                                                      $            -       $      33,500
                                                                        ===============      =============

Schedule of non-cash investing activities:
     Issuance of 59,667 shares of common stock in connection
     with conversion of note payable                                    $            -       $     358,000
                                                                        ===============      =============

    Contribution of real property  directly by the Company's
    President in  lieu of stock received in connection
    with acquisition of subsidiary                                      $            -              85,000
                                                                        ===============      =============

   Cost in excess of net assets acquired in connection with
    reverse acquisition of subsidiary                                   $            -       $   1,523,355
                                                                        ===============      =============


     See accompanying notes to consolidated financial statements (unaudited)

                 PREMIER MORTGAGE RESOURCES, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998
                                   (UNAUDITED)

NOTE 1 -                ORGANIZATION

                        Premier Mortgage Resources, Inc. (the "Company") was incorporated in the State of Nevada on August 17, 1995 under the name "Mortgage Resources, Inc." The name of the Company was changed on August 20, 1997 to its current name. Until the acquisition of United National Inc. ("United") in June 1998, the Company had no operations. The Company acquired United during June 1998 in order to commence operations in the mortgage banking industry.

                        The accompanying unaudited financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with instructions to Form 10-QSB. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, the interim financial statements include all adjustments necessary in order to make the financial statements not misleading. The results of operations for the nine months ended are not necessarily indicative of the results to be expected for the full year. For further information, refer to the Company's audited financial statements and footnotes thereto at December 31, 1998.

NOTE 2 -                INVESTMENT IN AFFILIATE, AT COST

                        On July 29, 1998, United entered into a LLC Interest Acquisition Agreement (the "LLC Acquisition Agreement") with the Company's President whereby for an initial $508,000 it acquired a 1% interest in United National Mortgage, LLC ("LLC") and the option to acquire the remaining 99% interest in the LLC as follows; 1% based on a portion of the proceeds received by the Company's private placement memorandum and the remaining 98% (which is contingent upon obtaining approval from the New York Banking Department) for nominal consideration ($10). As of September 30, 1999, United acquired a 2% interest of the LLC for $1,365,357 with the remaining 98% contingent upon approval of a mortgage banking license by United.

                        The LLC Acquisition Agreement called for the closing and transfer of the remaining 98% interest by March 31, 1999. The approval from the New York Banking Department has not been received and accordingly such transaction has not been consummated. The closing date is expected to occur before December 31, 1999.

NOTE 3 -                LOAN PAYABLE

                        During March 1998, an outside third party loaned United $50,000 bearing interest at 12% per annum. The loan is due on demand due to no formal terms having been established. As of September 30, 1999, such advance remains unpaid.

                 PREMIER MORTGAGE RESOURCES, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998
                                   (UNAUDITED)

NOTE 4 -                CONVERTIBLE NOTES PAYABLE

                        In June 1998, prior to the Reorganization Agreement, United issued convertible promissory notes amounting to $458,000 that bear interest 12% per annum. The maturity date of the notes (if not converted prior to their due date) were as follows; $100,000 due May 31, 1998 and the remaining $358,000 due in six monthly installments commencing September 15, 1998. Pursuant to the Reorganization Agreement, the Company assumed $358,000 of such convertible promissory notes which were subsequently converted into approximately 59,667 shares of the Company's common stock as of December 31, 1998. The remaining $100,000 notes were repaid during April 1999 by United. As of September 30, 1999, the Company is primarily in default for the accrued interest related to all the notes which has been accrued, however not paid. Pursuant to the notes, the Company may be liable for legal cost (which are deemed immaterial) if there is any litigation in connection with the unpaid interest.

NOTE 5 -                COMMITMENTS AND CONTINGENCIES

                a)      Year 2000

                        The Companies have addressed and will continue to address the year 2000 issue to ensure the reliability of its operational system. The Companies have and will continue to make certain investment in its software systems and applications to ensure that it is Year 2000 compliant. These expenditures, which are expensed as incurred are not expected to be material. The Companies are also working with its financial institutions for which it conducts its business with to ensure their compliance with Year 2000 issues in order to avoid any interruptions in its business.

                b)      Advertising and Corporate Relations Agreements

                        On March 13, 1998, United entered into agreements for public relations and advertising services with Gulf Atlantic Publishing, Inc ("Gulf Atlantic") and Corporate Relations Group, Inc.("Corporate Relations"). The agreements are for a period of twelve months and include certain marketing products such as mailings, press releases and posting to websites, along with distributing due diligence packages to all inquiring brokers and setting up shows for advertising purposes. As consideration for such services, the Company agreed to sell 109,560 free trading shares of common stock for a total of $30,000. (See Note 5(d) below for pending litigation).

                 PREMIER MORTGAGE RESOURCES, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998
                                   (UNAUDITED)

                c)      Introduction  Agreement

                        On March 17, 1998, United entered into an Introduction Agreement with Select Media Ltd. Corp. ("Select Media") in connection with its efforts to obtain loans to fund United's operations. The agreement stipulated that Select Media would provide United with names and introductions for the purpose of allowing United to solicit such individuals for loans. As consideration for such introductions, United agreed to pay Select Media 15% of the amounts borrowed by United and one warrant to purchase stock of the Company for each $1 of funds loaned to United. (See Note 5(d) below for pending litigation). As of September 30, 1999, United is not liable for any compensation to Select Media pursuant to such agreement.

               d)       Pending litigation

                        Although as of September 30, 1999, the Company's previous transfer agent issued an aggregate of 83,668 shares of common stock to the entities mentioned in notes 5(b) and 5(c), the Company, in August 1999 filed a formal complaint in the state of Florida whereby the courts granted a temporary restraining order against the individuals and/or entities which received such stock to prohibit the transfer of stock. The Company contends that such shares held by these individuals/entities were wrongfully issued. As of September 30, 1999 such shares are not included as outstanding in the Company's financial statements since management contends that the related services discussed in notes 5(b) were not fulfilled and no funds were received related to note 5(c), therefore the Company has no obligation related to these agreements. Management is involved in discussions with some of the defendants to reach an out-of-court settlement of the litigation. The Company has not recorded any potential contingency loss since management intends on pursuing this matter vigorously.

NOTE 6 -                STOCKHOLDER'S EQUITY

                a)      Limited Offering Memorandum

                        During August 1998, the Company commenced a Limited Offering Memorandum (the "Offering") pursuant to Rule 504 of Regulation D promulgated under the Securities Act of 1933 which was subsequently amended during December 1998. During the nine months ended September 30, 1999 the Company sold approximately 540,351 shares of common stock yielding net proceeds (after certain offering costs) of approximately $285,360.

                 PREMIER MORTGAGE RESOURCES, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998
                                   (UNAUDITED)

                 b)     Private transaction

                        During June 1999, the Company entered into a private transaction whereby it sold 1,100,000 restricted shares of its common stock for $550,000 before an 8% commission, netting $506,000 to the Company. In addition, the Company also issued an additional 550,000 shares which have been treated as additional commission in connection with such private transaction.

                c)      Warrants

                        As of September 30, 1999, the Company issued a total of 102,667 warrants which allow the holders to purchase 102,667 shares of the Company's common stock at $1 per share through June, 2000.

NOTE 7 -                RELATED PARTY TRANSACTIONS

                a)      Exclusive Telemarketing Agreement

                        On August 12, 1998, United entered into an Exclusive Telemarketing Agreement ("Telemarketing Agreement") with the LLC whereby United is the exclusive telemarketing agent for the LLC until it acquires the remaining interest in the LLC. As for consideration for performing telemarketing services for the LLC, the LLC pays United an hourly rate for its telemarketing services. For the nine months ended September 30, 1999, United generated telemarketing income amounting to $132,240.

                b)      Exclusive Loan Processing Agreement

                        On August 12, 1998, United entered into an Exclusive Loan Processing Agreement ("Processing Agreement") with the LLC whereby United is the exclusive processing service for the LLC until it acquires the remaining interest in the LLC. As consideration for performing processing services for the LLC, the LLC pays United a processing fee for each loan processed.. For the nine months ended September 30, 1999, United generated loan processing fee income amounting to $64,800.

                c)      Rent Expense

                        For the nine months ended September 30, 1999, pursuant to the Telemarketing and Processing Agreement, United paid $117,000 to the LLC for rent in connection with the space utilized in performing telemarketing and processing services and approximately $118,000 for reimbursement for leased employees.

                 PREMIER MORTGAGE RESOURCES, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998
                                   (UNAUDITED)

                d)      Due to related parties

                        The amount due to related parties as of September 30, 1999 amounting to $42,320 is an over advanced from the LLC in connection with telemarketing and processing services.

NOTE 8 -                PRO FORMA FINANCIAL STATEMENTS

                        The following pro forma information presents in a condensed format the Company's balance sheet as of September 30, 1999 and statement of operations for the nine months then ended as if the acquisition of the LLC by United was consummated as of January 1, 1999:



                                                                                   Pro forma
                                                                               balance sheet at
                                                                             September 30, 1999
                                                                          ------------------------

                        Total assets                                         $         2,852,151
                                                                             ===================
                        Total liabilities                                    $         1,238,028
                                                                             ===================
                        Total stockholders' equity                           $         1,614,123
                                                                             ===================




                                                                                   Pro forma
                                                                            Statement of operations
                                                                             for the nine months ended
                                                                              September 30, 1999
                                                                          ------------------------

                        Total income                                         $           536,205
                                                                             ===================
                        Total expenses                                       $         1,155,054
                                                                             ===================
                        Net loss                                             $           618,849
                                                                             ===================


This pro forma information regarding the Company's balance sheet and statement operations has been presented for disclosure purposes and does not purport to be indicative of the Company's financial position and results of operations which would have actually resulted had the acquisition of the LLC occurred as of January 1, 1999.